Exhibit 23.3

CONSENT OF SAMUEL ENGINEERING, INC.

Samuel Engineering, Inc. consents to the written disclosure of the technical report titled “Canadian National Instrument 43-101 Technical Report on the Livengood Gold Project, Feasibility Study, Livengood, Alaska” dated September 4, 2013 (the “Report”) and any extracts from or summary of the Report in the Annual Report on Form 10-K of International Tower Hill Mines Ltd. (the “Company”) for the year ended December 31, 2013 and to the incorporation by reference of the Report in the Registration Statements on Form S-8 (Registration Nos. 333-141353, 333-158533 and 333-174617) of the Company. Samuel Engineering, Inc. also consents to the use of its name in connection with references to its involvement in the preparation of the Report.

/s/ Robert Williams
Samuel Engineering, Inc.

By: Robert Williams, CAO
Greenwood Village, Colorado
(City and State of Main Offices)

March 11, 2014